Exhibit 99.1

FOR IMMEDIATE RELEASE

Bank of Montreal Announces Preferred Share Issue

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE UNITED STATES/

TORONTO, March 2, 2011 – Bank of Montreal (TSX, NYSE: BMO) today announced a domestic public offering of $250 million of Non-Cumulative 5-year Rate Reset Class B Preferred Shares Series 25 (the “Preferred Shares”). The offering will be underwritten on a bought deal basis by a syndicate led by BMO Capital Markets. The Bank has granted to the underwriters an option to purchase up to an additional $50 million of the Preferred Shares exercisable at any time up to two days before closing.

The Preferred Shares will be issued to the public at a price of $25.00 per Preferred Share and holders will be entitled to receive non-cumulative preferential fixed quarterly dividends for the initial period ending August 25, 2016, as and when declared by the board of directors of the Bank, payable in the amount of $0.24375 per Preferred Share, to yield 3.90 per cent annually.

Thereafter, the dividend rate will reset every five years to be equal to the 5-Year Government of Canada Bond Yield plus 1.15 per cent. Subject to certain conditions, holders may elect to convert any or all of their Preferred Shares into an equal number of Non-Cumulative Floating Rate Class B Preferred Shares Series 26 on August 25, 2016 and on August 25 of every fifth year thereafter. Holders of the Preferred Shares Series 26 will be entitled to receive non-cumulative preferential floating rate quarterly dividends, as and when declared by the board of directors of the Bank, equal to the then 3-month Government of Canada Treasury Bill yield plus 1.15 per cent.

The anticipated closing date is March 11, 2011. The net proceeds from the offering will be used by the Bank for general corporate purposes.

The Series 25 and Series 26 Preferred Shares have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered, sold or delivered directly, or indirectly, in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This news release shall not constitute an offer to sell or a solicitation of an offer to buy such Series 25 or Series 26 Preferred Shares in the United States or in any other jurisdiction where such offer is unlawful.

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com (514) 877-1873

For Investor Relations Enquiries:

Viki Lazaris, Toronto, viki.lazaris@bmo.com (416) 867-6656

Terry Glofcheskie, Toronto, terry.glofcheskie@bmo.com (416) 867-5452

Internet: www.bmo.com